FOR IMMEDIATE RELEASE

NEWS RELEASE

CanAlaska Updates Winter Uranium Exploration Program

Vancouver, Canada, April 12th, 2007  --  CanAlaska Uranium Ltd. (CVV -- TSX.V) (the "Company" or "CanAlaska")  Further to the Company's news release yesterday concerning its West McArthur project, CanAlaska is pleased to provide further details of its current uranium exploration activity in the Athabasca Basin.

Over the past three months, drill crews have been mobilized to five projects operated by CanAlaska in the Basin area.

Key Lake and Waterbury Lake

Activity reports have been made for the Key Lake and Waterbury Lake projects, optioned to International Arimex Resources Inc. and Northwestern Mineral Ventures Inc. respectively.

North East Wollaston

At the NE Wollaston project area, where uranium bearing rocks of the Wollaston Domain come to surface, the Company has defined extensive areas of near-surface uranium mineralization providing multiple drill targets.  Drill sites were prepared on the more significant of these targets in December--January, but drilling was delayed due to technical and production problems affecting the drill contractor.  The drill contract has now been terminated and a second contractor has been engaged for 10,000 metres of drilling to start in June.  During the drilling delays, the Company initiated further geophysical surveys which are still on-going.  Management believes that this project provides significant potential for the discovery of near surface, structurally-controlled high grade uranium mineralization, in addition to larger areas of intrusive-related uranium mineralization.

Lake Athabasca

The Company has made excellent progress on its drilling efforts at the Lake Athabasca project.  This large project covers a section of Lake Athabasca southwest of the Uranium City mining camp, a major source area of uranium in basement rocks where former mine production was some 65 million pounds U3O8.  The property includes both the lake and islands.  Lake water depths vary from 0 to 97 metres and are shallower than 50 metres throughout a large part of the project.

In the past weeks, the Company started drilling along the trend of the historic Stewart Island uranium showing (see map insert).  There has been minimal exploration for uranium in this area since the 1970's.  However, the high grade uranium showing (up to 5% U3O8) with its extremely dense silicification and surrounding quartz-dravite alteration halo shows striking similarities with the major uranium deposits of the Eastern Athabasca Basin.  Previous drilling was performed without the benefit of present-day knowledge of Athabasca style unconformity deposits and their associated alteration halos.  CanAlaska's drill programme is testing the downward extension of the high-level alteration using drilling and modern geophysics, together with surface mapping and geochemical and SWIR spectrometric analyses.  Several zones of interest have been defined so far and the most promising ones will be drilled in the weeks to come.  The known mineralization is situated wholly within the Athabasca sandstone formation, near-to and above interpreted structural breaks in the underlying basement, which represents an extension of the basement bearing host to the Uranium City deposits.

The first drill-hole intersected the near-surface dense hematite-silica alteration zone and followed it at depth, then intersected a second zone of vuggy quartz and dravite breccia.  The Company is pursuing sandstone and structurally hosted basement mineralization along this trend, but will also endeavour to drill what appears to be  intrusive style targets of the Gunnar-type as identified by recent detailed airborne VTEM surveys carried out in 2006.

West McArthur

The drill programme at West McArthur is continuing as described in our April 10th, 2007 press release.

The Qualified Person for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project (now under an earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in the winter of 2007 at West McArthur and at 4 other significant projects.

Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

April 12th, 2007

Lake Athabasca
Alberta
Faye - Verna
Maurice Bay
Gunnar
Fond Du Lac Deposit
Black Lake
NE Wollaston
Saskatchewan
ATHABASCA BASIN
Cluff Lake Mine
Maybelle River
Shea Creek
Anne
Midwest Mine
Eagle Point
McClean Lake Uranium Mine
Collins Bay Deposit
Rabbit Lake
Tucker Lake
Sand Lake Deposit
Cigar Lake Mine
Waterbury
McArthur River Mine
Virgin River
West McArthur
Millenium Deposit
Moore Lake Deposit
Key Lake Mine
Key
0
50
100
Kilometers
LAKE ATHABASCA PROJECT
Gunnar Mine
Lake Athabasca
Mitchell Island
Johnston Island
Stewart Island
Grouse Island
2007 Drill Targets
Stewart Island Showing
Faults
ATHABASCA BASIN
CanAlaska Projects
Cameco/Cogema/UEX
Other Dispositions
Uranium Deposits
2007 Drilling Activity
April, 2007
NAD 83, UTM ZONE 13
Map Drafted by Brian King (CanAlaska Urnium Ltd.)
CanAlaska Uranium Ltd.
2007 Drilling Update
Athabasca Basin, Saskatchewan

News Release

April 12th, 2007